FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF MARCH 31, 2021

(numbers expressed in millions of US dollars)

•	Income accumulated as of March 2021 showed a 0.3% increase as compared to the first quarter of 2020, reaching US$ 3,227 million, explained by higher revenues in Brazil, partially offset by lower revenues in Argentina, Colombia, and Peru.

•	EBITDA during the period fell by 12.7% to US$ 741 million. This is mainly explained by lower results in Argentina and Brazil, coupled with a negative impact of the devaluation of currencies in the four countries, especially Brazil. Isolating the exchange rate effect, EBITDA would have fallen by 3.3%.

Country	EBITDA (million US$)
	1Q 2021	1Q 2020%

Argentina	24	63	(62.0%)
Brazil	270	347	(22.2%)
Colombia	318	313	1.6%
Peru	135	132	2.9%
Enel Américas (*)	741	848	(12.7%)
(*) Includes Holding and Adjustments

▪	Operating income (EBIT) accumulated as of March fell by 13.8% to US$ 470 million, explained by the decline in EBITDA.

▪	Net income attributable to the parent company reached US$183 million, 11.8% less than in the same period of 2020. This is explained by the lower results at the EBITDA level, partially offset by a better net financial result. Not considering the negative effect of the exchange rate, the net result would have fallen by 1.8%.

▪	Net financial debt reached US$ 4,516 million, 2.0% more than at the end of 2020, mainly explained by higher net debt in Brazil's subsidiaries, which was partially offset by decreases in net debt mainly in Emgesa and Codensa. The exchange rate effect had led to a US$ 407 million decrease in net debt.

▪	CAPEX for the period reached US$291 million, 2.7% less than the previous year because of currency devaluation. Isolating this effect, CAPEX increased by US$ 44 million, or 14.8%, mainly from greater investments in Edesur, Enel Goiás and Enel Sao Paulo.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

The generation and transmission business showed a 16.7% drop in EBITDA compared to the first quarter of the previous year, reaching US$ 331 million. This is explained by lower performance in the four countries, especially Argentina and Brazil as a result of lower energy sales. Also, the devaluation of currencies in the four countries had a negative US$ 24 million impact. Without this effect, EBITDA would have fallen by 11.0% as compared to the first quarter of the previous year.

	1Q 2021	1Q 2020	Var %
Total Sales (GWh)	14,186	14,831	(4.3%)
Total Generation (GWh)	9,698	10,646	(8.9%)

Distribution

In distribution, EBITDA was 8.4% lower than in the first quarter of 2020, reaching US$ 432 million. This is mainly explained by the negative impact of currency devaluation in the four countries, especially in Brazil, and by lower results in Argentina mainly due to higher costs of rising inflation. Without the negative impact of the exchange rate, EBITDA would have increased by 3.4%.

As of March 31, 2021, the number of consolidated customers showed a 1.4% increase of 358,533 clients compared to March of the previous year, while physical sales fell by 0.3% during the period.

	1Q 2021	1Q 2020	Var %
Total Sales (GWh)	30,057	30,133	(0.3%)
Number of Clients	25,749,407	25,390,874	1.4%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents US$ 1,170 million

• Cash and cash equiv. + cash investments over 90 days US$ 1,185 million

• Available committed lines of credit (*) US$ 1,022 million

(*) It includes two lines of credit committed between related parties. One of them for US$ 140 million of Enel Brasil with Enel Finance International (EFI) is fully available, another of Enel Américas with EFI totaling US$ 387 million.

The average nominal interest rate in March 2021 decreased to 5.1% from 5.9 % of the same period of the previous year, mainly influenced by better rate conditions in debt refinancing in Colombia, Peru and Holding. This was partially offset by an upward trend in indices associated with variable debt rates in Brazil.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•	Enel Américas Group´s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 474 million and forwards of US$ 540 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 267 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these four countries.

Generation and Transmission Business Segment

The total net installed capacity of the Enel Américas Group is 11,257 MW as of March 31, 2021. 50.7% of consolidated generation capacity comes from hydropower sources and 49.3% from thermal sources.

The Group conducts the generation business through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón and Central Docksud in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza and EGP Volta Grande in Brazil, Emgesa in Colombia and Enel Generación Peru and Enel Generación Piura in Peru. The electricity transmission business is carried out mainly through an interconnection line between Argentina and Brazil, through Enel Cien, a subsidiary of Enel Brasil, with a 2,200 MW transport capacity.

The following table shows the key physical indicators for the generation segment, in cumulative and quarterly terms, as of March 31, 2021 and 2020 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)			Market Share
		1Q 2021	1Q 2020%		March 2021	March 2020

Enel Generación Costanera S.A.	SIN Argentina	1,639	1,917	(14.5%)	5.0%	5.6%
Enel Generación El Chocón S.A.	SIN Argentina	513	650	(21.1%)	1.6%	1.9%
Central Dock Sud	SIN Argentina	1,155	1,342	(13.9%)	3.5%	3.9%
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,740	2,660	3.0%	20.6%	20.5%
Enel Generación Piura S.A. (Piura)	SICN Peru	154	144	6.9%	1.2%	1.1%
Emgesa S.A.	SIN Colombia	4,098	4,183	(2.0%)	23.0%	23.2%
EGP Cachoeira Dourada S.A.	SICN Brasil	2,007	2,709 (*)	(25.9%)	1.6%	3.7%
Enel Generación Fortaleza S.A.	SICN Brasil	1,494	690	116.5%	1.2%	0.6%
EGP Volta Grande S.A.	SICN Brasil	386	536	(28.0%)	0.3%	0.4%
Total		14,186	14,831	(4.3%)

(*) As of March 31, 2020, the reported figure was 4,508 GWh, which included 1,799 GWh corresponding to the energy that EGP Cachoeira Dourada S.A., only brokered in the electricity market in Brazil, and does not correspond to energy sales originating in the Company's core business. Since this year, this intermediation business is carried out by Enel Trading Brasil, so for comparative purposes the above-mentioned figure of 2020 physical sales.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Distribution business segment

The distribution business is conducted through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Perú in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 25.7 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of March 31, 2021 and 2020:

Company	Energy Sales (GWh)[1]			Energy losses (%)
	1Q 2021	1Q 2020%		March 2021	March 2020

Empresa Distribuidora Sur S.A. (Edesur)	4,033	4,286	(5.9%)	19.3%	15.8%
Enel Distribución Perú S.A. (Edelnor)	2,039	2,052	(0.6%)	8.6%	8.4%
Enel Distribución Río S.A.	3,185	3,036	4.9%	22.3%	21.5%
Enel Distribución Ceará S.A.	3,033	3,004	1.0%	15.9%	13.9%
Enel Distribución Goiás S.A.	3,607	3,466	4.1%	11.0%	11.1%
Enel Distribución Sao Paulo S.A.	10,641	10,722	(0.8%)	10.9%	9.8%
Codensa S.A.	3,519	3,567	(1.3%)	7.7%	7.5%
Total	30,057	30,133	(0.3%)	13.2%	12.0%

1. Includes final customer sales and tolls.

Company	Clients (th)			Clients/Employess
	March 2021	March 2020%		March 2021	March 2020%

Empresa Distribuidora Sur S.A. (Edesur)	2,515	2,497	0.7%	715	715	0.0%
Enel Distribución Perú S.A. (Edelnor)	1,465	1,438	1.9%	2,466	2,479	(0.5%)
Enel Distribución Río S.A.	2,996	2,951	1.5%	2,933	3,002	(2.3%)
Enel Distribución Ceará S.A.	3,976	4,012	(0.9%)	3,532	3,525	0.2%
Enel Distribución Goiás S.A.	3,229	3,136	3.0%	2,873	2,798	2.7%
Enel Distribución Sao Paulo S.A.	7,927	7,805	1.6%	1,441	1,234	16.8%
Codensa S.A.	3,641	3,552	2.5%	2,355	2,378	(1.0%)
Total	25,749	25,391	1.4%	1,787	1,678	6.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of March 31, 2021 and 2020:

Energy Sales Revenues (million US$)	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1Q 2021	1Q 2020	1Q 2021	1Q 2020	1Q 2021	1Q 2020	1Q 2021	1Q 2020	1Q 2021	1Q 2020	1Q 2021	1Q 2020	1Q 2021	1Q 2020

Generation	42	83	387	175	281	296	125	129	835	683	(176)	(182)	659	501
Regulated customers	-	-	56	63	156	145	66	73	278	281	(176)	(183)	102	98
Non regulated customers	-	-	117	80	100	92	49	48	266	220	-	1	266	221
Spot Market	42	83	214	28	25	59	9	6	290	176	-	-	290	176
Other Clients	-	-	-	4	-	-	1	2	1	6	-	-	1	6

Distribution	150	216	1,378	1,415	206	244	222	227	1,956	2,102	-	-	1,956	2,102
Residential	71	98	803	838	122	99	123	121	1,119	1,156	-	-	1,119	1,156
Commercial	50	83	271	357	47	82	23	26	391	548	-	-	391	548
Industrial	13	18	124	106	21	32	44	43	202	199	-	-	202	199
Other	16	17	180	114	16	31	32	37	244	199	-	-	244	199

Less: Consolidation adjustments	-	-	(65)	(68)	(77)	(74)	(34)	(40)	(176)	(182)	176	182	-	-

Energy Sales Revenues	192	299	1,700	1,522	410	466	313	316	2,615	2,603	-	-	2,615	2,603

Variation in million US$ and %.	(107)	35.8%	178	11.7%	(56)	(12.0%)	(3)	(0.9%)	12	0.5%	-	-	12	0.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The result attributable to Enel Américas controlling shareholders for the year ended on March 31, 2021, was US$ 183 million, a 11.8% decrease from the result of US$ 208 million recorded the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on March 31, 2021 and 2020:

CONSOLIDATED INCOME STATEMENT (million US$)
	1Q 2021	1Q 2020	Change	% Change

Revenues	3,227	3,216	11	0.3%
Sales	3,014	2,985	29	1.0%
Other operating income	213	231	(18)	(8.0%)
Procurements and Services	(2,075)	(1,920)	(155)	(8.1%)
Energy purchases	(1,523)	(1,351)	(172)	(12.7%)
Fuel consumption	(35)	(51)	16	30.9%
Transportation expenses	(266)	(260)	(5)	(2.1%)
Other variable costs	(252)	(258)	7	2.6%
Contribution Margin	1,152	1,296	(144)	(11.2%)
Personnel costs	(143)	(145)	2	1.5%
Other fixed operating expenses	(268)	(303)	35	11.6%
Gross Operating Income (EBITDA)	741	848	(107)	(12.7%)
Depreciation and amortization	(221)	(223)	2	0.8%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(50)	(80)	31	38.1%
Operating Income	470	545	(75)	(13.8%)
Net Financial Income	(81)	(114)	33	29.2%
Financial income	101	80	21	25.3%
Financial costs	(199)	(185)	(14)	(7.3%)
Results by units of adjustments (hyperinflation - Argentina)	21	19	2	14.1%
Foreign currency exchange differences, net	(4)	(27)	23	(86.9%)
Other Non Operating Income	-	-	-	-
Other earnings (Losses)	-	-	-	-
Results of companies accounted for by participation method	-	-	-	-
Net Income Before Taxes	389	432	(43)	(10.0%)
Income Tax	(101)	(122)	21	17.1%
Net Income from Continuing Operations	288	310	(22)	(6.9%)

NET INCOME	288	310	(22)	(6.9%)
Net Income attributable to owners of parent	183	208	(25)	(11.8%)
Net income attributable to non-controlling interest	105	102	3	3.1%

Earning per share US$ (*)	0.00241	0.00273	(0.00032)	(11.8%)

(*) As of March 31, 2021 and 2020 the average number of ordinary shares were 76,086,311,036.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

EBITDA

EBITDA for the period that ended on March 31, 2021 was US$ 741 million, a US$ 107 million decrease, equivalent to a 12.7%, decrease as compared to EBITDA of US$ 848 million as of March 31, 2020.

Operating income, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down for each business segment are presented below for the periods that ended on March 31, 2021 and 2020:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)
	1Q 2021	1Q 2020	Change	% Change

Generation and Transmission businesses:
Argentina	43	84	(41)	(49.3%)
Brazil	405	191	214	111.7%
Colombia	290	303	(13)	(4.3%)
Peru	128	133	(5)	(3.9%)
Revenues Generation and Transmission businesses	866	711	155	21.9%

Distribution business:
Argentina	157	226	(69)	(30.7%)
Brazil	1,747	1,834	(87)	(4.7%)
Colombia	413	400	13	3.2%
Peru	233	237	(4)	(1.4%)
Revenues Distribution business	2,550	2,697	(147)	(5.4%)
Less: consolidation adjustments and other activities	(189)	(192)	3	(1.5%)

Total consolidated Revenues Enel Américas	3,227	3,216	11	0.3%

Generation and Transmission businesses:
Argentina	(4)	(15)	11	(74.6%)
Brazil	(346)	(107)	(239)	222.6%
Colombia	(94)	(102)	8	(8.0%)
Peru	(35)	(37)	2	(4.9%)
Procurement and Services Generation and Transmission businesses	(479)	(261)	(218)	83.2%

Distribution business:
Argentina	(106)	(157)	51	(32.2%)
Brazil	(1,282)	(1,298)	16	(1.3%)
Colombia	(242)	(234)	(8)	3.5%
Peru	(155)	(161)	6	(3.5%)
Procurement and Services Distribution business	(1,785)	(1,850)	65	(3.5%)
Less: consolidation adjustments and other activities	189	191	(2)	(1.1%)

Total consolidated Procurement and Services Enel Américas	(2,075)	(1,920)	(155)	8.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Continued:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT
	1Q 2021	1Q 2020	Change	% Change

Generation and Transmission businesses:
Argentina	(8)	(7)	(1)	18.7%
Brazil	(3)	(3)	-	22.6%
Colombia	(7)	(7)	-	0.6%
Peru	(7)	(8)	1	(10.3%)
Personnel Expenses Generation and Transmission businesses	(25)	(25)	-	0.3%

Distribution business:
Argentina	(23)	(27)	4	(12.0%)
Brazil	(75)	(70)	(5)	7.6%
Colombia	(9)	(10)	1	(12.0%)
Peru	(6)	(7)	1	(8.6%)
Personnel Expenses Distribution business	(113)	(114)	1	(0.6%)
Less: consolidation adjustments and other activities	(5)	(6)	1	(9.4%)

Total consolidated Personnel Expenses Enel Américas	(143)	(145)	2	(1.5%)

Generation and Transmission businesses:
Argentina	(9)	(6)	(3)	49.2%
Brazil	(4)	(4)	0	2.2%
Colombia	(9)	(9)	0	(0.7%)
Peru	(9)	(10)	1	(8.3%)
Other Expenses Generation and Transmission businesses	(31)	(29)	(2)	8.0%

Distribution business:
Argentina	(25)	(36)	11	(29.6%)
Brazil	(160)	(185)	25	(13.7%)
Colombia	(25)	(27)	3	(10.4%)
Peru	(11)	(14)	3	(19.3%)
Other Expenses Distribution business	(221)	(262)	42	(15.9%)
Less: consolidation adjustments and other activities	(16)	(12)	(4)	33.7%

Total consolidated Other Expenses Enel Américas	(268)	(303)	35	(11.6%)

Generation and Transmission businesses:
Argentina	22	56	(34)	(60.7%)
Brazil	52	78	(26)	(33.4%)
Colombia	180	184	(4)	(1.9%)
Peru	77	79	(2)	(2.3%)
EBITDA Generation and Transmission businesses	331	397	(66)	(16.7%)

Distribution business:
Argentina	3	7	(4)	(59.7%)
Brazil	231	280	(49)	(17.7%)
Colombia	137	129	9	6.8%
Peru	61	55	6	10.1%
EBITDA Distribution business	432	471	(39)	(8.4%)
Less: consolidation adjustments and other activities	(22)	(20)	(2)	13.6%

Total consolidated EBITDA Enel Américas	741	848	(107)	(12.7%)

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Enel Generación Costanera	9	30	(21)	(71.1%)
Enel Generación Chocón	5	11	(6)	(55.0%)
Central Dock Sud	8	15	(7)	(48.1%)
Enel Trading Argentina	-	-	-	-

EBITDA Generation Business	22	56	(34)	(61.2%)

EBITDA of our generation segment in Argentina as of March 2021 reached US$ 22 million, representing a US$ 34 million decrease compared to the same period of the previous year. The main variables, which explain this decrease in March 2021, are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$ 21 million mainly due to the conversion effects of the Argentine peso in relation to the US dollar and lower power generation.

Operating income of Enel Generación Costanera's decreased by US$ 27 million, or 57.0%, as of March 2021 compared to the previous year. The decrease is mainly explained, (i) by US$9 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 4 million for lower sales revenue mainly due to lower energy sales of (-278 GWh), lower generation as a result of CAMMESA's lower dispatch requirement, mainly of the combined cycles (it should be noted that in the first quarter of 2021 there was a 2.65% decrease in the country's electricity demand as compared to the same period of the previous year, due to the macroeconomic context prevailing since the beginning of mandatory preventive social isolation (ASPO by its Spanish acronym)); (iii) US$ 3 million less in revenue from the application of the new Resolution No. 31/2020 applicable as of February 2020, which established that energy and power values should be maintained in Argentine pesos and not adjusted by inflation and (iv) US$ 11 million less from sales revenues as a result of the effects of Resolution No. 12/2019 which established that the company's own fuel supply that marginalized the company should again be supplied by CAMMESA.

Enel Generación Costanera’s operating costs decreased by US$ 9 million and are mainly explained by lower gas consumptions application as a result of Resolution No. 12/2019 mentioned above.

Staff costs were kept in line with the same period of the previous year.

Other expenses by nature increased by US$ 3 million and are explained by higher costs as a result of higher disbursements in maintenance of immobilized assets for US$ 5 million, offset by US$ 2 million as a result of the devaluation of the Argentine peso against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Enel Generación El Chocón: US$ 6 million lower EBITDA mainly for lower revenues as a result of the devaluation of the Argentine peso against the US dollar.

Operating income decreased by US$ 6 million compared to the same period of the previous year, mainly due to lower conversion income of US$ 3 million, as a result of the devaluation of the Argentine peso against the US dollar, US$ 2 million from lower revenues as a result of decreased sale prices stemming from 31/2020 regulation applicable as of February 2020 which established that energy and power values must be kept in Argentine pesos and not adjusted by inflations, and US$ 1 million as a result of lower physical sales (-137 GWh).

Operating costs were in line with the same period of the year before.

Staff costs in Enel Generación El Chocón were in line with the same period of the year before.

Other expenses by nature in Enel Generación El Chocón were in line with the same period of the year before.

Central Dock Sud: Lower EBITDA of US$ 7 million mainly from lower revenues as a result of the devaluation of the Argentine peso against the US dollar.

Dock Sud’s operating revenues decreased by US$ 7 million, or 33.7%, as of March 2021 compared to March of the previous year, which is mainly explained by (i) US$ 6 million lower revenues, as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 1 million from lower revenues from lower energy sales volume (-187 GWh).

Operating costs were in line with the same period of the year before.

Staff costs were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

Enel Trading Argentina: EBITDA in line with the same period of the year before

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Brazil

BRAZIL	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

EGP Cachoeira Dourada	14	37	(22)	(60.7%)
Enel Generación Fortaleza	18	16	2	9.3%
EGP Voltra Grande	14	13	2	12.2%
Enel Cien	12	12	-	(3.3%)
Central Generadora Fotovoltaica Sao Francisco	(6)	-	(6)	100.0%

EBITDA Generation and Transmission Businesses	52	78	(26)	(33.4%)

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 52 million as of March 2021 representing a US$ 26 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this income increase in March 2021 are described below:

EGP Cachoeira Dourada S.A.: Lower EBITDA of US$ 22 million mainly due to a fall in energy sales in the regulated market

Operating revenues increased by US$ 112 million or 94.9% as of March 2021. The increase is mainly explained by a US$ 165 million increase in energy sales which is mainly explained by US$212 million from higher energy imports from Argentina and Uruguay for commercialization from October 2020, which led to more energy sales. This was partially offset by: (i) US$ 47 million from lower physical sales to the regulated market (-702 GWh), mainly as a result of the COVID-19 pandemic; and (ii) US$ 53 million less in revenues as a result of the devaluation of the Brazilian real in relation to the US dollar.

Operating costs increased by US$ 135 million or 171.8%, as of March 2021, mainly explained by increased energy purchase imports of US$ 206 million. This was partially offset by: (i) US$ 23 million lower energy purchases due to lower customer demand in the regulated market, mainly due to the effect of COVID-19; and (ii) US$ 49 million less from the conversion effects due to the devaluation of the Brazilian real.

Staff costs were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Enel Generación Fortaleza: Higher EBITDA of US$ 2 million mainly due to higher revenues from energy sales partially offset by the devaluation effect of the Brazilian real against the US dollar.

Enel Generación Fortaleza’s operating revenues increased by US$ 21 million, mainly due to higher energy sales of US$ 37 million for higher demand (+804 GWh) that motivated a greater generation of the Fortaleza plant leading to a surplus of energy that was eventually placed on the free market. This was partially offset by US$ 16 million stemming from the conversion effects of the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s Operating costs increased by US$ 19 million, mainly for (i) US$24 million from increased purchases to meet additional energy demands; (ii) US$ 6 million higher gas consumption mainly because of higher generation in 2021; and (iii) US$ 11 million lower costs because of the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s Staff costs were in line with the same period of the year before.

Enel Generación Fortaleza’s Other expenses by nature were in line with the same period of the year before.

Enel Green Power Volta Grande: Increased EBITDA of US$ 2 million mainly due to lower purchased energy value

Volta Grande´s Operating revenues were in line with the same period of the year before.

Volta Grande´s operating costs decreased by US$ 2 million due to lower prices of purchased energy.

Volta Grande´s staff costs were in line with the same period of the year before.

Volta Grande´s s other expenses by nature were in line with the same period of the year before.

Enel Cien S.A.: EBITDA was in line with the same period of the previous year, explained by a US$ 2 million increase stemming from higher revenues from the adjustment of the allowed annual collection, offset by a US$ 2 million decrease resulting from the negative conversion effect due to the devaluation of the Brazilian real against the US dollar.

Enel Trading Brasil S.A. (start trading in 2021): Negative EBITDA of US$ 6 million as a result of temporary mismatch of contracts that forced the company to purchase energy at higher prices than those that were eventually established to comply with energy sales contracts.

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Emgesa	180	184	(4)	(1.9%)

EBITDA Generation Business	180	184	(4)	(1.9%)

EBITDA as of March 31, 2021 in Emgesa, our generation subsidiary in Colombia, reached US$180 million, representing a US$ 4 million decrease as compared to March 2020. The main variables that explain this situation are described below:

Emgesa S.A.: Lower EBITDA of US$ 4 million mainly due to lower physical sales volume and lower average sale prices.

Emgesa’s operating revenues decreased by US$ 12 million or 3.9% as of March 2021. This decrease is mainly explained by: (i) a price effect of US$ 8 million because of lower average sales prices, affected by lower spot prices given the high hydrology recorded in the 2021 period; (ii) lower physical sales of (-85 GWh) reporting lower revenue of US$ 5 million, due to lower market demand as a result of the effects of the pandemic; (iii) lower gas sales of US$ 2 million due to the termination of the Mexichem contract; and (iv) lower revenue from the devaluation of the Colombian peso in relation to the US dollar of US$ 1 million. The above was partially offset by US$ 5 million in higher revenues in relation to the sale of certified carbon bonds.

Emgesa’s operating costs decreased by US$ 8 million mainly explained by: (i) a US$ 12 million decrease related to energy purchases as a result of lower purchase price of US$ 20 million, minus the effect caused by increased physical purchases of US$ 8 million (+135 GWh); and (ii) US$ 10 million less in fuel consumption due mainly to lower generation of the Thermozipa Power Plant, due to the decrease in spot prices. This was partially offset by US$ 9 million due to higher transport costs by an increase of unit costs and higher expenditure from other variable provisions and services totaling US$ 5 million.

Emgesa’s staff costs were in line with last year’s results.

Emgesa’s other expenses by nature were in line with last year’s results.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Peru

PERU	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Enel Generación Perú	57	60	(3)	(5.3%)
Enel Generación Piura	10	9	1	11.7%
Chinango	10	10	-	-

EBITDA Generation Business	77	79	(2)	(2.3%)

EBITDA of our generation subsidiaries in Peru reached US$ 77 million as of March 31, 2021, which represents a US$ 2 million decrease in relation to the previous year. The main variables that explain such a decrease in the March 2021 result are described below:

Enel Generación Perú S.A.: Lower EBITDA of US$ 3 million mainly from lower revenues caused by the negative effect of the conversion effects resulting from the devaluation of the new Peruvian sol, partially offset by higher revenues due to increased physical sales and average sale prices.

Operating income decreased by US$ 6 million or 5.5% as of March 2021. This decrease is largely explained by US$ 8 million lower income from conversion due to the 7.5% devaluation of the new Peruvian sol in relation to the US dollar. This was partially offset by US$ 2 million related to a higher volume of physical energy sales (+80 GWh) and higher average sale prices, thanks to increased availability of water resources in the country and dispatch of our plants for the maintenance of other units in the Peruvian generator park.

Operating costs decreased by US$ 1 million or 4,1%, March 2021, mainly due to the conversion effect of the devaluation of the new Peruvian sol against the US dollar.

Staff costs of Enel Generación Perú decreased in the first quarter of 2021 compared to the same period of last year by US$ 1 million because of the conversion effect, due to the devaluation of the new Peruvian sol against the US dollar.

Other expenses by nature decreased in the first quarter of 2021 compared to the same period of last year by US$ 1 million because of the conversion effect, due to the devaluation of the new Peruvian sol against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Enel Generación Piura S.A.: Increased EBITDA of US$ 1 million for lower fuel consumption costs.

Operating income was in line with the same period of last year.

Operating costs decreased by US$ 1 million mainly due to lower costs from fuel consumption.

Chinango S.A.: EBITDA in line with what was reported in the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

DISTRIBUTION SEGMENT EBITDA

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Edesur	3	7	(4)	(59.7%)

EBITDA Distribution Business	3	7	(4)	(59.7%)

EBITDA of our distribution subsidiary in Argentina reached US$ 3 million for the period ended on March 31, 2021, representing a US$ 4 million decrease as compared to the same period of the previous year. The main variables, by subsidiary, which explain this decrease as of March 2021, are described below:

Operating income decreased by US$ 70 million or 30.7% as of March 2021, which is mainly explained by (i) US$ 67 million from lower income because of the conversion effect as a result of the devaluation of the Argentine peso against the US dollar; (ii) a US$ 3 million decrease consisting of lower sales of physical energy (-253 GWh) totaling US$ 16 million, due to lower energy demand resulting from the extension of preventive pandemic quarantine partially offset by US$ 13 million in price increases resulting from inflation.

Operating costs decreased by US$ 51 million or 32.2%, which re mainly explained by (i) a US$46 million decrease as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$3 million less from energy purchases consisting of lower physical purchases (-163 GWh) for US$ 5 million, offset by US$ 2 million due to higher energy purchase prices related to inflation; (iii) US$ 1 million less in costs from lower High Voltage energy transport costs; and (iv) US$ 1 million lower costs as a result of fewer fines for service quality provided to customers.

Staff costs decreased by US$ 4 million mainly due to (i) a US$ 10 million decrease due to the conversion effects as a result of the devaluation of the Argentine peso against the US dollar; (ii) a US$ 6 million increase in wages, mainly explained by recognition of inflation and higher overtime.

Other expenses by nature decreased by US$ 11 million, which is basically explained by the conversion effect of the devaluation Argentine peso against the US dollar.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Edesur	19.3%	15.8%	22.2%	2.52	2.50	0.7%

Total Distribution Business	19.3%	15.8%	22.2%	2.52	2.50	0.7%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Enel Distribución Río	55	58	(4)	(6.8%)
Enel Distribución Ceará	37	52	(15)	(29.1%)
Enel Distribución Goiás	30	35	(5)	(14.1%)
Enel Distribución Sao Paulo	109	134	(25)	(18.9%)

EBITDA Distribution Business	231	280	(48)	(17.7%)

EBITDA as of March 31, 2021 of our distribution subsidiaries in Brazil reached US$ 231 million representing a US$ 48 million decrease as compared to the same period of the previous year. The main variables, by subsidiary, that explain this decrease in March 2021, are described below:

Enel Distribución Río S.A.: Lower EBITDA of US$ 4 million mainly due to the effects of the devaluation of the Brazilian real against the US dollar partially offset by increases in physical energy sales and better average sales prices during the 2021 period.

Enel Distribución Rio’s operating revenue decreased by US$ 27 million or 7.5% as of March 2021, which is mainly explained by: (i) US$ 75 million lower revenues a result of the conversion effects caused by the devaluation of the Brazilian real against the US dollar; (ii) US$ 11 million lower revenue from non-local regulated market tolls; and (iii) a US$ 12 million decrease in other operating income mainly explained by lower construction income from the application of IFRS 12 "Service Concession Agreements" (hereinafter "IFRS 12"). All the above, partially offset by (i) US$ 51 million from higher sales revenues for increased physical sales volume (+149 GWh) due to the country's economic recovery; and (ii) US$ 19 million for higher average sales prices stemming from the inflation adjustment.

Enel Distribución Rio’s operating costs decreased by US$ 12 million or 5.0% as of March 2021 in relation to March 2020 and are mainly explained by (i) US$ 53 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real, and (ii) US$ 12 million lower variable supply and services due to construction costs as per IFRIC 12 application. This was offset by (i) US$ 42 million for higher energy purchase costs, which incorporate US$ 26 million due to the effect of higher physical purchases and US$16 million explained by higher average prices due to an inflation adjustment; and (ii) US $11 million higher energy transport cost for higher network usage rate

Staff costs were in line with the same period of last year as a result of a US$ 2 million increase corresponding to provisions related to the restructuring plan associated with the Group's digitization strategy, offset by the conversion effect resulting from the Brazilian real's devaluation against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Other expenses by nature decreased by US$ 11 million mainly due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar totaling US$ 7 million, and US$4 million due to lower commercial costs compared to the previous year.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Distribución Río	22.3%	21.5%	3.7%	3.00	2.95	1.5%

Enel Distribución Ceará S.A.: Lower EBITDA of US$ 15 million mainly due to the effects of the devaluation of the Brazilian real against the US dollar partially offset by an increase in physical energy sales and better average sales prices during the 2021 period

Enel Distribución Ceará’s operating revenue decreased by US$ 34 million or 10.7% as of March 2021, mainly explained by: lower revenues of (i) US$ 64 million, as a result of the conversion effects due to the devaluation of the Brazilian real in relation to the US dollar; and (ii) US$ 7 million lower other operating income mainly explained by lower construction income stemming from application of IFRS 12; offset by higher revenues from non-local regulated market tolls of US$ 2 million; and (iii) US$ 35 million higher sales revenues mainly explained by US$ 10 million for higher physical sales volume (+29 GWh), due to the country's economic recovery, and US$ 25 million for higher average sales prices related to an inflation adjustment.

Enel Distribución Ceará’s operating costs decreased by US$ 12 million or 5.5% as of March 2021 and are mainly explained by (i) US$ 48 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real and (ii) US$ 5 million lower variable supply and services mainly due to construction costs stemming from the application of IFRS 12. This is partially offset by (i) US$34 million increased energy purchases explained by higher physical purchases of US$14 million, and US$ 20 million for higher average sales prices, for an inflation adjustment, and (ii) US$ 7 million higher transportation costs for increased network usage rates.

Staff costs were in line with the same period of last year as a result of a US$3 million increase corresponding to provisions related to the restructuring plan associated with the Group's digitization strategy, offset by the conversion effect resulting from the Brazilian real's devaluation against the US dollar.

Other expenses by nature decreased by US$ 6 million mainly due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Distribución Ceará	15.9%	13.9%	14.4%	3.98	4.01	(0.9%)

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Enel Goiás Distribution: Lower EBITDA of US$ 5 million mainly due to the effects of the devaluation of the Brazilian real against the US dollar partially offset by increases in physical energy sales and higher average sales prices during the 2021 period.

Operating income in Enel Distribución Goiás increased by US$ 15 million which are mainly explained by: (i) higher energy sales of US$ 63 million, corresponding to for higher physical sales corresponding mainly to US$ 11 million higher physical sales of (+141 GWh), due to the country's economic recovery, US$ 18 million of higher average sales prices due to inflation adjustments, and US$ 30 million higher revenue due to increased tariff adjustments of 4.6% valid as of October 2020, (ii) US$ 7 million higher revenue due to rate adjustments applicable to free customers; and (iii) US$ 29 million other operating income mainly explained by higher construction income stemming from the application of IFRS 12.

This was partially offset by lower revenues of US$ 84 million, due to the conversion effects related to the devaluation of the Brazilian real.

Operating costs increased by US$ 26 million, explained by (i) US$ 12 million higher transportation costs for higher network usage rates; (ii) US$ 50 million higher energy purchase expenses due to higher average prices; and (iii) US$ 27 million higher variable supplies and services which mainly correspond to lower construction costs stemming from the application of IFRS 12. This was partially offset by lower revenues of US$ 63 million as a result of the devaluation of the Brazilian real against the US dollar.

Staff costs decreased by US$ 1 million mainly explained by the conversion effects due to the devaluation of the Brazilian real totaling US$ 2 million partially offset by US$ 1 million corresponding to provisions for a restructuring plan associated with the Group's digitization strategy

Other expenses by nature decreased by US$ 5 million explained by US$ 12 million for conversion effects due to the devaluation of the Brazilian real, partially offset by (i) US$ 5 million for maintenance and conservation costs of electrical installations; and (ii) US$ 2 million higher costs for fines and quality-of-service contingencies.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Distribución Goiás	11.0%	11.1%	(0.9%)	3.23	3.14	3.0%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Enel Distribución Sao Paulo: Lower EBITDA of US$ 25 million mainly due to the effects of the devaluation of the Brazilian real against the US dollar partially offset by increases in average sales prices during the 2021 period.

Operating income in Enel Distribución Sao Paulo decreased by US$ 42 million, compared to the same period of the previous year. The main variations are explained by lower revenues of US$178 million as a result of the conversion effects due to the devaluation of the Brazilian real. This was partially offset by: (i) higher sales revenue of US$ 106 million for better average sales prices, for tariff adjustments, despite lower physical sales of (-81 GWh); (ii) higher service services of US$ 13 million due to increased average sales prices for toll services; and (iii) higher operating income of US$ 17 million mainly explained by higher construction revenues stemming from the IFRS 12.

Operating costs decreased by US$ 20 million as compared to March 2020 and are mainly explained by: US$ 131 million less in costs as a result of the conversion effects due to the devaluation of the Brazilian real. This was partially offset by: (i) higher energy purchases for US$79 million, as a result of lower hydrology and an increase in purchases from thermal companies for higher prices; (ii) higher transportation costs of US$ 10 million due to increased network usage rates; and (iii) higher operating income of US$ 22 million, mainly explained by higher construction incomes stemming from the application of IFRS 12.

Staff costs increased by US$ 6 million as compared to March 2020, mainly US$ 17 million for provisions for a restructuring plan associated with the Group's digitization strategy. This was partially offset by (i) US$ 8 million related to the conversion effect as a result of the devaluation of the Brazilian real; and (ii) US$ 3 million lower expenses due to increased process efficiency and digitization.

Other expenses by nature decreased by US$ 3 million compared to March 2020 mainly due to US$ 11 million from the conversion effects of the devaluation of the Brazilian real offset by a US$8 million increase in expenses mainly from third-party services for line and network maintenance and other technical services.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Distribución Sao Paulo	10.9%	9.8%	11.2%	7.93	7.81	1.6%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Codensa	137	129	9	6.8%

EBITDA Distribution Business	137	129	9	6.8%

EBITDA of our subsidiary Codensa in Colombia reached US$ 137 million on March 31, 2021 which represents a US$ 9 million increase in relation to the same period of the previous year. The main variables that explain such increase in March 2021 are described below:

Codensa S.A.: Higher EBITDA for US$ 9 million mainly for higher average sales prices, and higher remuneration for assets.

Operating income in Codensa increased by US$ 13 million or 3.2% as of March 2021 and are mainly explained by (i) higher revenues of US$ 6 million for better average sales prices, despite lower physical sales (-48 GWh); and (ii) higher revenues of US$ 11 million, due to higher income investment recognition, which are paid at higher rates due to a higher regulatory asset base. This is partially offset by (i) US$ 2 million less in revenues for customer compensation for service quality failures; and (ii) US$ 2 million due to the conversion effects of the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$ 8 million or 3.5% as of March 2021 are mainly explained by (i) US$ 2 million increased energy purchases due to higher average sales prices; (ii) US$ 5 million higher energy transport costs caused by Codensa's increased payment for the incorporation of new construction units (assets used directly in the national transmission system and which must be prorated proportionally among system operators); and (iii) US$ 2 million higher costs of other provisions and services for connections and maintenance charges. The above was offset by US$ 1 million, due to the conversion effects of the devaluation of the Colombian peso against the US dollar.

Staff costs decreased by US$ 1 million, due to the conversion effects from the devaluation of the Colombian peso.

Other expenses by nature decreased by US$ 3 million mainly because of the devaluation of the Colombian peso against the US dollar.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Codensa	7.7%	7.5%	2.7%	3.64	3.55	2.5%

Total Distribution Business	7.7%	7.5%	2.7%	3.64	3.55	2.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Peru

PERU	EBITDA (million US$)
Subsidiaries
	1Q 2021	1Q 2020	Change	% Change

Enel Distribución Perú	61	55	6	10.1%

EBITDA Distribution Business	61	55	6	10.1%

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 61 million as of March 2020, representing an increase of US$ 6 million compared to the same period of the previous year.

Enel Distribución Perú S.A.: Higher EBITDA of US$ 6 million, mainly due to an increase in sales prices offset by lower results due to the conversion effect of the devaluation of the new Peruvian sol against the US dollar.

Enel Distribución Peru's Operating income in Enel Distribución Peru decreased by US$ 3 million, mainly explained by US$ 18 million, due to the conversion effects of the devaluation of the new Peruvian sol against the US dollar, partially offset by higher energy sales of US$ 15 million due to an increase in average sales prices, despite lower physical sales of (-13 GWh).

Enel Distribución Peru's Operating costs decreased by US$ 6 million which is mainly explained by US$ 12 million as a result of the devaluation of the new Peruvian sol against the US dollar, an effect that was partially offset by US$ 6 million for higher energy purchases, the result of the increase of the average purchase prices.

Enel Distribución Peru's staff costs were in line in relation to the same period of last year.

Enel Distribución Peru's other expenses by nature decreased by US$ 3 million, mainly because of lower fixed operating and maintenance service costs.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Distribución Perú	8.6%	8.4%	2.4%	1.47	1.44	1.9%

Total Distribution Business	8.6%	8.4%	2.4%	1.47	1.44	1.9%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Depreciation, Amortization, Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group´s subsidiaries in quarterly and cumulative terms as of March 31, 2021 and 2020.

Segment	(million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	1Q 2021			1Q 2020

Generation and Transmission:
Argentina	22	(22)	(0)	56	(24)	32
Brazil	52	(5)	47	78	(7)	71
Colombia	180	(17)	163	184	(18)	166
Peru	77	(13)	64	79	(16)	63
Total Generation and Transmission	331	(57)	274	397	(65)	331

Distribution:
Argentina	3	(33)	(30)	7	(25)	(18)
Brazil	231	(131)	100	280	(162)	118
Colombia	137	(33)	104	129	(35)	94
Peru	61	(17)	44	55	(16)	39
Total Distribution	432	(214)	218	471	(238)	233
Less: consolidation adjustments and other activities	(22)	-	(22)	(20)	-	(20)

Total Consolidated Enel Américas	741	(271)	470	848	(303)	545

Depreciation, amortization, and impairment reached US$ 271 million for the period ended on March 31, 2021, with a US$ 32 million decrease in relation to the same period of the previous year.

Depreciation and amortization totaled US$ 221 million as of March 2021, which represents a US$ 2 million decrease as compared to March 2020. This is mainly explained by the following decreases: (i) Enel Distribución Sao Paulo for US$ 8 million, due to the conversion effects of the devaluation of the Brazilian real against the US dollar; (ii) US$ 1 million in Enel Distribución Río composed of US$ 5 million due to the conversion effects of the devaluation of the Brazilian real against the US dollar, offset by US$ 4 million for higher depreciations for higher activations; (iii) Enel Distribución Ceará of US$ 1 million, composed of US$ 4 million due to the conversion effects of the devaluation of the Brazilian real against the US dollar, offset by US$ 3 million for higher depreciations for higher activations; (iv) Enel Generación Costanera for US$ 4 million due to the conversion effects of the devaluation of the Argentine peso against the US dollar, (v) Enel Generación Peru for US$ 2 million as a result of US$ 1 million from the conversion effects as a result of the devaluation of the new Peruvian sol against the US dollar and US$ 1 million for lower fixed asset depreciations; (vi) Central Dock Sud for US$ 3 million stemming from the conversion effects as a result of the devaluation of the Argentine peso against the US dollar.

All these decreases were partially offset by the increase in (i) Edesur of US$ 17 million, consisting of a US$ 29 million increase from higher depreciations for the new investments required by regulatory bodies, minus US$ 12 million as a result of the devaluation of the Argentine peso against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

At the same time, impairment losses from the application of IFRS 9, on financial assets, totaling US$ 50 million as of March 2021, representing a US$ 30 million decrease compared to the same period of the previous year, which is mainly explained by decreases in: (i) Enel Distribución Goiás of US$ 22 million; (ii) Enel Distribución Ceará of US$ 9 million; (iii) US$ 8 million in Edesur; (iv) US$ 9 million, due to the conversion effects of functional currencies with respect to the US dollar. This was partially offset by a US$ 18 million deterioration loss in Enel Distribución Rio.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

The following table presents the non-operating consolidated income for periods that ended on March 31, 2021 and 2020:

NON OPERATING INCOME CONTINUING OPERATIONS	(million US$)
	1Q 2021	1Q 2020	Change	% Change

Financial Income
Argentina	17	14	3	21.4%
Brazil	79	57	22	38.6%
Colombia	3	4	(1)	(25.0%)
Peru	1	3	(2)	(66.7%)
Consolidation adjustments and other activities	1	2	(1)	(50.0%)
Total Financial Income	101	80	21	26.3%

Financial Costs
Argentina	(43)	(22)	(21)	95.5%
Brazil	(118)	(119)	1	(0.8%)
Colombia	(24)	(30)	6	(20.0%)
Peru	(8)	(8)	-	0.0%
Consolidation adjustments and other activities	(6)	(6)	-	0.0%
Total Financial Costs	(199)	(185)	(14)	7.3%

Foreign currency exchange differences, net
Argentina	10	15	(5)	(33.3%)
Brazil	(48)	(99)	51	(51.5%)
Colombia	(2)	(7)	5	(71.4%)
Peru	(2)	-	(2)	0.0%
Consolidation adjustments and other activities	38	64	(26)	(40.6%)
Total Foreign currency exchange differences, net	(4)	(27)	23	(86.9%)

Total results by adjustment units (hyperinflation - Argentina)	21	19	2	14.1%

Net Financial Income Enel Américas	(81)	(114)	33	(29.2%)

Net Income Before Taxes	389	432	(43)	(10.0%)

Income Tax
Argentina	19	(24)	43	(179.2%)
Brazil	(16)	(14)	(2)	14.3%
Colombia	(69)	(71)	2	(2.8%)
Peru	(34)	(19)	(15)	79.0%
Less: consolidation adjustments and other activities	(1)	6	(7)	(116.7%)
Total Income Tax	(101)	(122)	21	(17.1%)

Net Income after taxes	288	310	(22)	(6.9%)
Net Income attributable to owners of parent	183	208	(25)	(11.8%)
Net income attributable to non-controlling interest	105	102	3	3.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Financial Income

Financial income reached a US$ 81 million loss as of March 31, 2021 which represents a US$ 33 million decrease in relation to the same period of the previous year. The foregoing is mostly explained by:

(a)	Higher financial income of US$ 21 million, mainly explained by US$ 37 million attributable to the update of financial assets associated with assets under the IFRS 12 concession in Enel Distribución Rio, Enel Distribución Sao Paulo, Enel Distribución Goiás, and Enel Distribución Ceará. This effect was partially offset by US$ 16 million, as a result of the conversion effect stemming from the devaluation of the Brazilian real against the US dollar.

(b)	US$ 13 million in higher financial expenses mainly attributable to Edesur for US$ 20 million, mostly explained by financial update for debts for energy purchase from supplier (CAMMESA) partially offset by Emgesa for US$ 7 million lower financial expenses due to lower financial debt at the close of March 31, 2021.

(c)	The results for adjustments increased by US$ 2 million and correspond to the financial income generated by the application of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance that arises from applying inflation to non-monetary assets and liabilities and to income statements that are not determined on an updated basis, converted to the US dollar at the closing exchange rate.

(d)	US$ 23 million lower negative results from exchange differences as compared to the previous year, mainly due to: (i) US$ 19 million lower negative exchange differences in Enel Américas Holding, mainly due to lower placements in national currency compared to the same period of the previous year, and (ii) US$ 10 million lower negative exchange differences related to accounts receivable in foreign currency for VOSA credits in Argentina. This was partially offset by the conversion effects of the currencies in the various countries in which we operate, of approximately US$ 6 million.

The gains tax levied on companies’ profits reached US$ 101 million as of March 31, 2021, which represents a US$ 21 million decrease in expenditure as compared to the same period of the previous year. This decrease is mainly explained by: (i) lower expenditures in Argentine subsidiaries: Edesur for US$9 million, mainly because of the US$ 27 million inflation tax on immobilized assets offset by the conversion effects of the Argentine peso against the US dollar;  Enel Generación Costanera, Central Dock Sud and Enel Generación el Chocón for US$ 10 million, US$ 11 million, and US$ 10 million respectively for lower results for the period as compared to 2020, and (ii) US$ 12 million in EGP Cachoeira Dourada mainly by lower results for the period as compared to 2020. The above was partially offset by higher tax expenses in Enel Brasil for US$ 15 million, due to lower accounting losses compared to better results of the period compared to the previous year, and US$ 12 million in Enel Generación Peru, mainly from the US$ 9 million of tax profit recorded in 2020 and better results in 2021 compared to the same period of the previous year.

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	March 2021	December 2020	Change	% Change
	(US$ million)

Current Assets	5,657	6,179	(523)	(8.5%)
Non current Assets	19,579	20,754	(1,175)	(5.7%)

Total Assets	25,236	26,934	(1,698)	(6.3%)

Enel Américas' total assets as of March 31, 2021 decreased by US$ 1,698 million compared to the total assets as of December 31, 2020, mainly as a result of:

Current Assets decreased by US$ 523 million, equivalent to 8.5% mainly explained by:

A US$ 337 million decrease in cash and cash equivalents consisting mainly of: (1) Net income from operating flows of US$ 278 million corresponding to collections for sales and services, net of payment to suppliers and others; (2) US$ 91 million net outgoing from flows of financing activities corresponding to: (i) US$ 798 million loan payments and obligations to the public; (ii) US$ 124 million dividend payments; (iii) US$ 111 million interest payment; and (iv) US $13 million in financial lease liability payments. This was partially offset by US$ 508 million in financing, including EFI loans to Enel Américas, Enel Distribución Goiás and Enel Distribución Ceará of US$113 million, US$110 million and US$91 million, respectively; (3) US$ 402 million net outgoings from investment activities corresponding to: US$ 252 million disbursements for the incorporation of plant and equipment properties, US$ 153 million payments for incorporation of intangible asset, investments of 90 days + for US$ 21 million, US$ 4 million payments of derivatives operations and US$ 7 million other cash outings. These investment cash flow outgoings were offset by US$ 6 million interest received and investment rescue for 90 days + for US$ 28 million; and a US$ 122 million decrease as a result of the variation in cash exchange rates and cash equivalents.

•	A US$ 32 million increase of other current financial assets mainly attributable to a decrease of assets from Enel Distribution Rio's fair value hedging derivatives operations totaling US$ 36 million, which includes US$ 7 million the conversion effects related to the devaluation of the Brazilian real against the US dollar.

•	A US$ 95 million increase in Other Current non-financial assets mainly attributable to higher taxes to recover from PIS and COFINS in our Brazilian subsidiaries Enel Distribución Goiás of US$ 103 million, partially offset by the conversion effects of the devaluation of the different currencies in which we operate.

•	A US$ 252 million decrease in Commercial Receivables and other current receivables mainly explained the effects of the devaluation of the foreign currencies in which we operate against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

A US$ 1,175 million decrease in Non-Current Assets equivalent to 5.7% mainly in:

•	A US$ 211 million decrease in other non-current financial assets mainly explained by the effects of the devaluation of the Brazilian real against the US dollar which mainly affected receivables from the application of IFRS 12 in Brazilian distribution companies totaling US$ 247 million. This was offset by an increase of US$ 36 million for larger investments.

•	A US$ 142 million increase of other non-current non-financial assets mainly explained by higher recoverable taxes from PIS and COFINS in Enel Distribución Goias totaling US$ 336 million and higher construction assets according to the IFRS 12 agreement totaling US$ 23 million. This is partially offset by US$ 217million from the conversion effects of the devaluation of the Brazilian real against the US dollar.

A US$ 56 million decrease in receivables and other non-current receivables which are mainly explained by the effects of the devaluation of foreign currencies against the US dollar.

•	A US$ 471 million decrease in intangible assets other than capital gains composed mainly of: (i) A US$ 443 million decrease in the conversion effects of the US dollar from the functional currencies of each subsidiary, mainly in Brazil; (ii) US$ 100 million amortization for the period; (iii) US$ 9 million other decreases; mainly in relation to transfers to financial assets for the estimated amount to be recovered at the end of electricity distribution concessions. This was partially offset by a US$ 81 million increase for new investments.

•	A US$ 80 million decrease in goodwill mainly explained by the effects of conversion to US dollar from the functional currencies of each subsidiary.

•	A US$ 411 million decrease in properties, plants and equipment consisting mainly of (i) a US$ 612 million decrease from the conversion effects of the functional currencies of each subsidiary to the US dollar; (ii) US$ 118 million depreciation of the period; and (iii) US$ 2 million other decreases. This was partially offset by: (i) a US$ 133 million increase in new investments; and (ii) US$ 188 million other inflation increases as a result of the implementation of IAS 29 in our Argentine subsidiaries.

•     A US$ 75 million decrease in Assets from Deferred Taxes explained mainly by the conversion effects to US dollars from the functional currencies of each subsidiary.

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Liabilities and Equity	March 2021	December 2020	Change	% Change
	(US$ million)

Current Liabilities	6,711	7,277	(566)	(7.8%)
Non Current Liabilities	9,041	9,323	(281)	(3.0%)

Total Equity	9,484	10,334	(850)	(8.2%)
attributable to owners of parent company	7,563	8,106	(543)	(6.7%)
attributable to non-controlling interest	1,921	2,228	(307)	(13.8%)

Total Liabilities and Equity	25,236	26,934	(1,698)	(6.3%)

Total Enel Américas liabilities and assets as of March 31 30, 2021 decreased by US$ 1,698 million as compared to December 2020, mainly as a result of:

➢	Current Liabilities decreased by US$ 566 million, mainly explained by:
•	A US$ 360 million decrease in other current financial liabilities explained primarily by: (i) a US$ 155 million decrease in Emgesa, mainly for bond payments of US$ 234 million (capital and interest),plus the conversion effects resulting from the devaluation of the Colombian peso against the US dollar of US$ 15 million, effects that were partially offset by obtaining new credits for the amount of US$ 84 million and US$ 10 million due to interest accrual on current debt; (ii) a US$ 144 million decrease in Enel Distribución Sao Paulo mainly due to US$ 134 million bank loan payments (capital and interest), plus US$ 32 million from the conversion effects resulting from the devaluation of the Brazilian real against the US dollar, effects that were partially offset by the US$ 22 million increase for interest accrual on current debt; and (iii) a US$ 58 million decrease in Enel Américas mainly for debt payments with banks for the amount of US$ 215 million, offset by new credits totaling US$ 153 million.

•	A US$ 273 million decrease in commercial accounts and other current payables mainly explained by: (i) US$ 177 million conversion effects from the functional currencies of each subsidiary to US dollar; (ii) a US$ 249 million decrease in EGP Cachoeira Dourada mainly due to lower accounts payable for energy purchases and suppliers; and (iii) a US$ 78 million decrease in Enel Distribución Sao Paulo mainly due to lower accounts payable for energy purchases and suppliers. This was partially offset by a US$ 130 million increase in Emgesa and US$ 101 million in Codensa mainly explained by dividends payable to third parties.

•	A US$ 143 million increase in current accounts payable to related entities mainly (i) a US$ 113 million increase corresponding to EFI's Enel Américas loan; (ii) a US$ 60 million increase in accounts payable for energy purchases for EGP subsidiaries in Brazil; and (iii) US$ 12 million higher accounts payable to Enel Global Infrastructure and Network, for technical and IT services. This was partially offset by US$ 48 million in lower accounts payable corresponding to lower dividend payments to Enel SpA.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

•	A US$ 17 million increase in other current provisions mainly related to (i) a US$27 million increase in Enel Distribución Rio from transfer from non-current provisions to current flows for Cofins taxes, in relation to the change of status in claims; (ii) US$10 million increase in Enel Distribución Sao Paulo mainly explained by restructuring provision. These effects were offset by of US$ 17 million arising from the conversion effects resulting from the devaluation of the local currencies of the countries where we operate against the US dollar.

•	A US$ 62 million decrease in current tax liabilities mainly explained by lower taxes payable in subsidiaries Enel Distribución Ceará for the amount of US$ 27 million, EGP Cachoeira Dourada for US$ 5 million and in Enel Generación Peru for US$8 million, plus US$ 22 million from the conversion effects of the devaluation of foreign currencies against the US dollar.

•	A US$ 33 million decrease in other current provisions mainly related to the conversion effects of the devaluation of foreign currencies against the US dollar.

Non-Current Liabilities decreased by US$ 281 equivalent to 3% of the variation explained mainly by:

•        A US$ 240 million decrease in other non-current financial liabilities (financial debt and derivative) mainly explained by (i) US$125 million decrease in Codensa mainly due to the US$ 55 million effect of conversion effects related to the devaluation of the Colombian peso against the US dollar , a US$ 82 million short-term transfers of financial debt and a US$ 12 million increase in new bank debt; (ii) a US$45 million decrease in Emgesa mainly due to the conversion effects due to the devaluation of the Colombian peso; (iii) a US$ 37 million decrease in Enel Distribución Río mainly due to the devaluation of the Brazilian real against the US dollar; and (iv) a US$ 16 million decrease in Enel Distribución Rio mainly due to the US$ 72 million devaluation of the Brazilian real offset by US$ 56 million loans.

•        A US$ 83 million increase in commercial accounts and other non-current payable accounts which is explained by higher taxes payable from PIS COFINS in Enel Distribución Goiás for US$ 336 million, these liabilities represent the obligation to refund recovered taxes to final clients (see Note No. 7.3 of the Financial Statements). This is partially offset by US$ 253 million, mainly because of the devaluation of foreign currencies against the US dollar.

•        A US$ 176 million increase in non-current payable accounts to related entities explained by EFI loans to Enel Distribución Goiás worth US$ 110 million and US$ 91 million for Enel Distribution Ceará. This was offset by the conversion effects that originated from the currency devaluations of the countries where we operate against the US dollar.

•	A US$ 75 million decrease in other non-current mainly due to the conversion effects resulting from the devaluation of foreign currencies against the US dollar.

•	A US$ 38 million decrease in deferred tax liabilities mainly due to the conversion effects resulting from the devaluation of foreign currencies against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

•	A US$ 167 million decrease in Provisions for benefits to non-current employees mainly explained by the conversion effects of the functional currencies of each subsidiary to US dollar from.

•	Total Equity decreased by US$ 850 million explained by:

Equity attributable to the property (shareholders) of the controller decreased by US$ 543 million mainly due to a US$ 726 million decrease in other reserves attributable to: (i) US$ 818 million negative conversion differences; (ii) US$ 10 million negative cash flow hedge reserves; and (iii) US$ 102 million positive reserves from the application of IAS 29 "hyperinflationary economies" in Argentina.

This is partly offset by the US$183 million profit for the period.

Non-controlling shareholding decreased by US$ 307 million mainly explained by (i) a US$ 286 million decrease in dividend payment and (ii) a US$ 177 million decrease in comprehensive results mainly due to conversion differences. These effects were offset by: (i) a US$ 105 million increase in the profit for the period; and (iii) a US$ 51 million increase of several other reserves due to the application of IAS 29 "hyperinflationary economies" in Argentina.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

The development of the main financial indicators is as follows

Financial Indicator		Unit	March 2021	December 2020	March 2020	Change	% Change

Liquidity	Current liquidity (1)	Times	0.84	0.85		(0.01)	(0.7%)
	Acid ratio test (2)	Times	0.77	0.78		(0.01)	(1.6%)
	Working Capital	MMUSD	(1,054)	(1,098)		44	(4.0%)
Leverage	Leverage (3)	Times	1.66	1.61		0.05	3.4%
	Short Term Debt (4)%		42.6%	43.8%		(1.2%)	(2.8%)
	Long Term Debt (5)%		57.4%	56.2%		1.2%	2.2%
	Financial Expenses Coverage (6)	Times	4.09		4.37	(0.28)	(6.4%)
Profitability	Operating Income/Operating Revenues	%	14.6%		16.9%	(2.4%)	(14.0%)
	ROE (annualized) (7)%		10.2%		17.7%	(7.5%)	(42.2%)
	ROA (annualized) (8)%		4.1%		7.9%	(3.7%)	(47.3%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent as of March 31, 2021 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.
(8) Corresponds to the ratio between (i) total result as of March 31, 2021 and (ii) the average of total assets at the beginning of the period and at the end of the period.

-       The Company’s Current liquidity as of March 31, 2021 reached 0.84 times, showing a 0,7 % decrease in relation to December 2020, mostly explained by the decrease in current assets, mainly in cash and cash equivalents.

-     The Company’s Acid Test as of March 31, 2021 reached 0.77 times, showing a 1.6 % decrease in relation to December 31, 2020, also mostly explained by the increase in current assets, mainly in cash and cash equivalents.

-     The Company’s Working capital as of March 31, 2021 was negative US$ 1,054 million showing a slight improvement in relation to December 31, 2020 when it reached a negative value of US$ 1,098.

-     The Company’s Leverage (indebtedness ratio) stood at 1.66 times as of March 31, 2021, a 3.4 % increase in relation to December 31, 2020 explained by lower dominant shareholding equity, mainly because of the conversion effects.

-     The Hedging of financial costs as of the period that ended on March 31, 2021 was 4.09 times, which represents a 6.4% decrease as compared to the same period of the previous year, mainly because of reduced operating income in relation to the same period of the year before.

-     The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 14.6% as of March 31, 2021.

-     The Return-on-equity of the controller’s property owners (shareholders) reached 10.2% representing a 42.2 % decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the previous period.

-     The Return-on-assets stood at 4.1% as of March 31, 2021 representing a 47.3 % decrease mostly due to total income increase in the last twelve months as compared to the previous period.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

MAIN CASH FLOWS

The Company’s net cash flows were negative as of March 31, 2021 and reached US$ 215 million which represents a US$ 94 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to March 2020 are described below:

Net Cash Flow	March 2021	March 2020	Change	% Change
	(US$ million)

From Operating Activities	278	306	(28)	(9.2%)
From Investing Activities	(402)	(374)	(28)	7.5%
From Financing Activities	(91)	(53)	(38)	71.7%

Total Net Cash Flow	(215)	(121)	(94)	77.7%

The net cash flows stemming from operating activities totaled US$ 278 million as of March 2021, representing a 9.2% decrease as compared to March of the previous year. The variation is explained by a net decrease in the Types of collections for operating activities, mainly in (i) lower charges from sales and provision of services totaling US$ 459 million; (ii) lower charges from premiums and benefits, annuities and other benefits of underwritten policies for the amount of US$ 21 million; (iii) a US$ 26 million increase in payments to suppliers for the supply of goods and services; (iv) US$ 57 million less in employee payments; (v) and US$ 162 million less in payments for other activities of the operation.

The cash flows coming from (used in) investment activities were net outgoings totaling US$ 402 million as of March 2021, which is mainly explained by: (i) US$ 252 million disbursements for the incorporation of plant properties and equipment ; (ii) US$ 153 million incorporation of intangible assets; (iii) US$ 21 million investments of more than 90 days; and (iv) US$ 7 million other cash income and outgoings. These investment cash outgoings were offset by interest received for US$ 6 million and by investment rescue for 90 days+ for US$ 28 million.

The net cash flows coming from (used in) financing activities were net outgoings of US$ 91 million in March 2021, mainly coming from (i) US$798 million in loan payments; (ii) US$ 124 million in dividend payments; (iii) US$ 111 million interest payment; and (iv) US$ 13 million liability payments for financial leases. This was partially offset by: (i) US$ 508 million new financing; (ii) US$ 314 million loans from related companies; and (iii) US$ 133 million in other cash inflows and outgoings.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of March 2021 and 2020.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	March 2021	March 2020	% Change	March 2021	March 2020	% Change

Enel Generación Chocon S.A.	-	-	0.0%	4	-	0.0%
Enel Generación Costanera	8	-	0.0%	10	15	(33.3%)
Emgesa S.A.E.S.P	26	29	(10.3%)	17	17	0.0%
Enel Generación Perú	18	13	38.5%	10	12	(16.7%)
Chinango	1	-	0.0%	1	-	0.0%
Enel Distribución Goiás (Celg) (*)	49	41	19.5%	18	19	(5.3%)
EGP Cachoeira Dourada	-	-	0.0%	1	1	0.0%
EGP Volta Grande	3	-	0.0%	-	-	0.0%
Enel Generación Fortaleza	2	2	0.0%	2	3	(33.3%)
Enel Cien	-	-	0.0%	1	3	(66.7%)
Enel Distribución Sao Paulo S.A. (*)	46	45	2.2%	36	45	(20.0%)
Edesur S.A.	51	23	121.7%	28	11	154.5%
Enel Distribución Perú S.A.	41	47	(12.8%)	14	15	(6.7%)
Enel Distribución Rio (Ampla) (*)	26	40	(35.0%)	21	22	(4.5%)
Enel Distribución Ceara (Coelce) (*)	26	45	(42.2%)	16	15	6.7%
Codensa S.A.	94	97	(3.1%)	30	31	(3.2%)
Central Dock Sud S.A.	-	-	0.0%	7	8	(12.5%)
Enel Generación Piura S.A.	7	3	133.3%	3	3	0.0%
Holding Enel Americas y Sociedades de Inversión	6	4	50.0%	2	3	(33.3%)

Total	404	389	3.9%	221	223	(0.9%)

(*) Includes intangible assets concessions

35

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP SA

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

Public authorities will approve such environmental impact studies.
Public opposition will not derive in delays or modifications to any proposed project.
Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and commercial outcome of may be adversely affected if exposure to interest rate risk, commodities and currency exchange rates are not effectively managed.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Company, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Enel Américas Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control Management policy within each Company, reviewed and approved at the beginning of each year by the Enel Américas Board, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient risk and control management. Each of these three "lines" plays a different role within the organization´s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Gross position

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. During the pandemic, financial markets have been characterized by interest rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the first quarter of 2021, the exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. During the pandemic, financial markets have been characterized by exchange rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of March 31, 2021 and December 31, 2020 there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the results of the first quarter of 2021.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 18 and 21.

As of March 31, 2021, the Enel Américas Group held a liquidity position of US$ 1,170 million in cash and other equivalents. As of December 31, 2020, the Enel Américas Group’s liquidity position totaled US$ 1,507 million in cash and cash equivalents.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited. Nonetheless, the cut-off measure in the face of defaults from vulnerable customers was suspended during the health emergency period in the countries in which Enel Américas operates. In Argentina, in accordance with Decree 311/2020 issued on March 24, 2020, and subsequently extended, the measure shall be in force until March 2021. In Brazil, according to Resolution 878 issued on March 24, 2020, however, the disconnection of services has now been resumed, with the exception of Rio de Janeiro, which will maintain the measure until July 2021. In Colombia, in accordance with Decrees 417 and 457 issued on March 17, 2020, and in Peru, in accordance with Decree 35-20 issued on March 16, 2020. To date, both countries have resumed disconnection of services as normal.

Regarding the Covid-19 impact, specific internal analysis results did not reveal significant statistical correlations between major economic indicators (GDP, unemployment rate, etc.) and solvency.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

It can be seen that the falling macroeconomic scenarios affected by COVID-19 did not have a significant impact on the credit quality of counterparts.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-               Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above the Risk Value in a quarter, of the above-mentioned positions, is attributable to US$ 384 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: May 3, 2021